CREAM MINERALS LTD. Suite 1400
– 570 Granville Street Vancouver, B.C.
V6C 3P1 www.creamminerals.com

TSX Venture Exchange Symbol: CMA
November 10, 2011	U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Reports the Testing of a New Zone at Nuevo Milenio and Initial Exploration Drilling Results

Vancouver, BC – November 10, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce the testing of a new zone at Nuevo Milenio. Drilling on Once Bocas South has returned positive initial assay results.  Once Bocas South is a separate, new zone, which is not included in the resource calculation detailed on page three of this release.  It is one of four new zones that were drill tested during the 2011 drill program. Exploration drilling of Once Bocas South is one aspect of the 20,292 metre diamond drill program completed in early October at the 100% owned Nuevo Milenio Silver- Gold Project, Nayarit State, Mexico. Nuevo Milenio covers a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera.

The Once Bocas South zone may be the displaced southern segment of Once Bocas North. Like Once Bocas North, it is a moderate to intense argillic alteration zone that includes numerous quartz veins and quartz stock work.  The zone had previously been identified as having an indicated width of 30 metres and an indicated strike length of 600 metres.  These dimensions are significantly larger than those of Once Bocas North as included in the December 2008 NI 43-101.  Drilling has increased the width of Once Bocas South from 30 metres to 100 metres and 230 metres of the 600 metre strike length has been drilled.  It remains open to the SE.  Drilling in four sections consisting of six holes defined a strike length of 230 metres. The drill hole line was off-set due to access problems however, the zone intercepted is more than is 100 metres wide.   It consists of two distinct segments of quartz veins and/or quartz stock work.  The upper segment is quartz veining showing good mineralization; the lower segment is mainly quartz stock work of variable intensity. The Once Bocas South zone is open along strike to the NW and the SE.

Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent at an average grade of 251 g/t silver and 1.660 g/t gold. Prices employed at the time of the report were USD$10.28 silver and USD$816.09 gold. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page three of this news release.
Results for four exploration drill holes on Once Bocas South are presented below.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

OBS 1-11

148.15 g/t Ag and 1.290 g/t Au over 14.14 metres including 198.48 g/t Ag and 1.769 g/t Au over 10.14 metres, and 208.82 g/t Ag and 2.045 g/t Au over 8.32 metres, and 371.50 g/t Ag and 3.329 g/t Au over 5.12 metres, and 515.27 g/t Ag and 5.106 g/t Au over 3.30 metres, and 1252.00 g/t Ag and 12.65 g/t Au over 1.30 metres.

ASSAY RESULTS

OBS 01-11 intersected approximately 62 metres of quartz stock work and quartz veins showing electrum and acanthite. Below the mineralized section a breccia zone with an alteration halo around breccia fragments and alteration of the matrix carrying minor amounts of pyrite was intersected. At this time the structure is thought to be a diatreme.  None of the quartz veins or quartz stock work above cut the breccia as it was most likely formed by later stage hydrothermal events.  If this is correct the mineralization may be a post quartz veining hydrothermal event.

Description	Sample	From	To	Width	Ag	Au
OBS 01-11	Number	Metres	Metres	Metres	g/t	g/t
Stock work	52875	37.00	39.00	2.00	32.10	0.218
Stock work	52876	39.00	40.51	1.51	11.80	0.032
Stock work	52877	40.51	42.02	1.51	18.40	0.057
Qtz Vein, Au, AgS	52878	42.02	43.32	1.30	1252.00	12.65
Stock work	52879	43.32	45.32	2.00	36.40	0.203
Stock work	52880	45.32	46.32	1.00	2.40	0.014
Vein structure	52881	46.32	47.14	0.82	243.00	0.618
Stock work	52882	47.14	49.14	2.00	18.00	0.086
Stock work	52883	49.14	51.14	2.00	23.40	0.062
Weighted Average	52875 - 83	37.00	51.14	14.14	148.15	1.290
including	52875 - 81	37.00	47.14	10.14	198.48	1.7694
including	52875 - 79	37.00	45.32	8.32	208.82	2.045
including	52878 - 81	42.02	47.14	5.12	371.50	3.329
including	52878 -79	42.02	45.32	3.30	515.27	5.106
including	52878	42.02	43.32	1.30	1252.00	12.65
Weighted Average	52881 - 83	46.32	51.14	4.82	58.52	0.167
including	52881 - 82	46.32	49.14	2.82	83.43	0.241
including	52881	46.32	47.14	0.82	243.00	0.618

OBS 02-11 is located in the same section but cut the diatreme below the mineralized quartz vein quartz stock work system.  It shows the same type of alteration halo of breccia fragments and alteration in the matrix. Several weak segments of quartz stock work were intersected below and south west of the diatreme but no significant Au-Ag values were encountered.

OBS 03-11 is located 85 metres south of OBS 01-11. The area is difficult to access during the rainy season. This drill hole tested the SW part of Once Bocas South. Multiple quartz veinlets over a 62 metre sample width  of stock work was cut, but only low Ag - Au values were encountered. The drill location was too far south of the high grade zone of OBS 01-11 to intersect it.

Description	Sample	From	To	Width	Ag	Au
OBS 03-11	Number	Metres	Metres	Metres	g/t	g/t
Stock work	52980	52.72	54.75	2.03	16.60	0.096
Stock work	1502	107.15	109.15	2.00	11.60	0.037
Stock work	1503	109.15	111.15	2.00	16.00	0.049
quartz vein	1542	187.15	189.15	2.00	42.60	0.171
quartz vein	1548	209.00	211.15	2.15	5.80	0.129

OBS 04-11 is located along the same section as OBS 4-11 but approximately 30 metres to the northeast. The dip of the mineralization appears to be steeply to the NE.

Description	Sample	From	To	Width	Ag	Au
OBS 04-11	Number	Metres	Metres	Metres	g/t	g/t
Stock work	1572	51.00	53.00	2.00	95.10	0.101
Stock work	1588	82.00	84.00	2.00	13.80	0.218
Stock work	1589	84.00	86.00	2.00	15.00	0.029
Quartz vein	1590	86.00	88.00	2.00	83.10	0.155

SUMMARY

Geological mapping and drill results to date on the Once Bocas South zone have defined a quartz vein stock work zone in excess of 100 metres wide and 600 metres in strike length. Preliminary diamond drilling has tested 240 metres strike length of the zone. It is open along strike to the NW and SE.

The Quartz stock work zones are dipping steeply to the north east within the zone. This extended area of mineralization consists of lower grade stock work zones containing higher grade quartz veins. Follow-up drilling is required to define the dimensions of the diatreme and to confirm the strike length of Once Bocas South as being 600 metres.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (In-Situ).

Metal prices employed were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.
A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples. All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag/FA/AA plus 29 elements ICP-AES Scan by aqua regia digestion & Hg by CVAA.  The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB, Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622
Fax: (604) 687-4212
Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Ventura Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding- looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.   Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.